Filed with the
                                                Securities and
                                           Exchange Commission
                                                On May 3, 2000


                  SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549




In the Matter of
                                              INTERIM CERTIFICATE


Conectiv and Subsidiaries
                                                        OF


File No. 70-9499
                                                   NOTIFICATION


(Public Utility Holding Company
Act of 1935)
                                              PURSUANT TO RULE 24





     This Certificate of Notification pursuant to Rule 24 (18 C.F.R. s 250.24) is filed by Conectiv, a Delaware Corporation, in connection with transactions proposed in Post-Effective Amendments Nos. 1 to 5 to the Declaration on Form U-1 in the above File as previously amended by amendments No. 1 and 2 and authorized by orders (the "Orders") of the Securities and Exchange Commission dated September 27, 1999, January 28, 2000 and April 27, 2000.



     On March 28, 2000, the Board of Directors of Conectiv declared a Common Stock dividend aggregating $18,602,529 and a Common Stock class
A dividend of $4,593,852 for total dividend payments of $ 23,196,381.
In 1999, Conectiv recorded an extraordinary loss of $311,718,000, which resulted in an accumulated deficit of $36,472,000 as of December 31, 1999. The accumulated deficit including the common dividends declared amounted
to $27,131,000 as of March 31, 2000.   On April 28, 2000, dividends of
$23,196,381 were paid pursuant to the Orders.

                           SIGNATURE

    	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.








                              				            Conectiv

May 3, 2000		                            	/s/ Philip S. Reese
                                              Philip S. Reese
                                              Vice President and Treasurer